Volaris announces the appointment of Chief Commercial Officer and acting Internal Audit Director

Mexico City, Mexico. February 28, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announces appointments in its senior executive team.

Carolyn Prowse has been appointed as Chief Commercial Officer of Volaris, effective as of March 16, 2019, reporting directly to Holger Blankenstein Executive Vice President Airline Commercial and Operations of Volaris.

Carolyn Prowse has a successful career in the airline industry, she previously worked for airlines British Airways and Etihad Airways, additionally working in consulting firms specialized in aviation, advising air carriers from Asia, Europe, Africa and the Middle East.

“Volaris adds Carolyn Prowse to its management team who will oversee the commercial area of Volaris, and with her extensive experience in the sector to implement new strategies and incentives with the goal of improving the travel experience of our customers and the sustainable growth of the company, contributing to our commitment to creating value for our shareholders,” said Mr. Enrique Beltranena, President and CEO of Volaris.

Additionally, Mr. Jimmy Zadigue, Internal Audit Director, will leave the company for personal reasons in order to pursue new professional opportunities outside of the airline industry, with his resignation effective as of February 28, 2019. With effect as of March 1, 2019, Mr. Mario Alberto Ramírez Vilchis will assume the role of Internal Auditor on an interim basis while a replacement is appointed, which will be announced in due course.

“The Company, thanks Mr. Zadigue for his more than nine years of service, his commitment and professionalism, and we wish him success in his future endeavors”, commented Mr. Beltranena.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 175 and its fleet from four to 73 aircraft. Volaris offers more than 339 daily flight segments on routes that connect 40 cities in Mexico and 29 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100